Exhibit 99.1

Results of Annual General Meeting of the Company

On June 4, 2026, Ardagh Metal Packaging S.A. (the “Company”) held its 2026 Annual General Meeting of Shareholders (the “AGM”) at the Company’s registered office in Luxembourg.  At the AGM, the Company’s shareholders voted on eight proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 30, 2026 and available on the Company’s website. Each of the eight proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 92%.

1.	Consider the management report of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the year ended December 31, 2025 and approve the Company’s consolidated financial statements for the year ended December 31, 2025.
2.	Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the year ended December 31, 2025 and approve the Company’s annual accounts for the year ended December 31, 2025.
3.	Confirm the distribution of interim dividends approved by the Board of Directors of the Company during the year ended December 31, 2025 and approve carrying forward the result for the year ended December 31, 2025.
4.	Ratify the appointment by the Board of Directors of the Company on November 17, 2025 of Mark Porto as a Class III Director of the Company to fill a vacancy on the Board of Directors until the Annual General Meeting.
5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the year ended December 31, 2025, for the proper performance of their duties.
6.	Re-elect two Class II Directors of the Company and elect one Class III Director of the Company:
a)	Oliver Graham, as a Class II Director until the 2029 annual general meeting of shareholders;
b)	Stefan Schellinger, as a Class II Director until the 2029 annual general meeting of shareholders; and
c)	Mark Porto, as a Class III Director until the 2027 annual general meeting of shareholders.
7.	Approve the aggregate amount of the directors’ remuneration for the year ending December 31, 2026.
8.	Appoint PricewaterhouseCoopers Assurance, Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2027 annual general meeting of shareholders.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of $5.5 billion in 2025.